UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              ROYAL PRECISION, INC.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)

                            Kenneth J. Warren, Esq.
                     5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 12, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                 Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher A. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,281,313
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,281,313
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,281,313
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc.
     535 Migeon Avenue
     Torrington, CT 06790

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act by Christopher A. Johnston, who is making this Amendment No. 2 to Schedule 13D (this "Amendment") to amend the
Schedule 13D as filed by him with the Securities and Exchange Commission on September 20, 2000, and as amended by Amendment No. 1 thereto filed on September 12, 2001 ("Amendment No. 1"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in Amendment No. 1.

     (b)-(f), remains as reported in Amendment No. 1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of Amendment No. 1 is hereby amended to read in its entirety as follows:

     The Reporting Person acquired and continues to hold the shares of Common Stock reported herein for investment purposes. The Reporting Person intends to review continuously his equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Person may determine to increase or decrease his equity interest in the Issuer by acquiring additional shares of Common Stock or by disposing of all or a portion of his holdings subject to any applicable legal and contractual restrictions on his ability to do so. In addition, in connection with the Issuer's ongoing needs for additional capital, the Reporting Person has from time to time engaged in discussions with respect to one or more possible privately negotiated investments in the Issuer which may be purchases of additional common stock, loans or direct investments in assets of the Issuer, or a combination of all, and which may involve one or more additional accredited individual or institutional investors or lenders.

     Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals that relate to or would result in any of the following, although he may consider certain of such types of transactions and reserves the right to develop such plans or proposals in the future:

     (a) The acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization, or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capital or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j) Any action similar to any of those set forth in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(e) remains as reported in Amendment No. 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 22, 2002
                                        ----------------------------------------

                                        /s/ Christopher A. Johnston
                                        ----------------------------------------